SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 23, 2021

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _N/A_

China Southern Airlines Company Limited (the “Company”) published the following announcements on June 22, 2021 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0622/2021062201047.pdf, in relation to the change of president and appointment of vice chairman;

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0622/2021062201051.pdf, in relation to the list of directors and their role and function;

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0622/2021062201085.pdf, in relation to the reduction of the proportion of “Nanhang Convertible Bonds” held by controlling shareholder by 10% due to the conversion of the convertible bonds; and

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0622/2021062201091.pdf, in relation to the changes in equity as a result of increase in shares held by the controlling shareholder due to the conversion of the convertible bonds.

The announcements in English are included as exhibits to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Xie Bing
Name: Xie Bing
Title: Company Secretary

Date: June 23, 2021